[Letterhead of Sutherland Asbill & Brennan LLP]

April 28, 2005

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	TAC Acquisition Corp.

Registration Statement on Form S-1 filed on March 17, 2005

File No. 333-123382

Dear Mr. Reynolds:

On behalf of TAC Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated April 20, 2005. The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

General

1.	Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

The Company hereby confirms that it will provide the Staff with either an oral or written representation from the NASD indicating that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Prospectus Cover Page

2.	We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement “unless Wedbush Morgan Securities Inc. (Wedbush) determines” otherwise. Please revise to elaborate on the noted disclosure. Discuss the factors that Wedbush will consider in making the determination to allow earlier separate trading. If Wedbush decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration.

Mr. John Reynolds

April 28, 2005

The Company has revised the disclosure on the prospectus cover page to include a cross-reference to a discussion of the factors that Wedbush Morgan Securities Inc. will consider in making the determination to allow earlier separate trading of the components of the Company’s units, which has been included on page 45 of the prospectus. The Company has also revised the disclosure on page 45 of the prospectus to clarify that, in the event Wedbush Morgan Securities Inc. determines to permit earlier separate trading, the Company expects to file a Form 8-K disclosing such information.

Prospectus Summary, page 1

3.	We note your statement that your management has “strong reputations within the investment community.” Because this is the Summary section, please consider relocating the noted disclosure to your Business section where it can be substantiated.

The Company believes that the reputation of its management team within the investment community represents information that would be particularly material to investors in this offering, given the Company’s plan to seek potential target companies through the relationships maintained by the Company’s management team within the financial and investing community, as set forth in the section entitled “Proposed Business” beginning on page 25 of the prospectus. Given the materiality of this information, the Company believes that this information should appear in both the prospectus summary and the “Proposed Business” section of the prospectus.

4.	Please revise to provide the basis for the following statements which appear speculative given the lack of a known business target:

•	Management believes that “technology-related companies with strong balance sheets, stable revenues and efficient operating structures are benefiting from the consolidation or elimination of competitors in their markets.”

•	“We believe that opportunities exist to purchase technology-related businesses at significant discounts to their public-market peer company valuations.”

Revise similar disclosure throughout the prospectus.

The Company has revised the disclosure on pages 1 and 25 of the prospectus to remove the first of the above-referenced statements. The second of the above-referenced statements, however, is based upon the experience of TAC’s management team within the technology-related sector. Specifically, as noted under the section entitled “Management” beginning on page 37 of the prospectus, both Jonathan Cohen and Saul Rosenthal, who serve as CEO and President of the Company, respectively, also serve in similar capacities with Technology Investment Capital Corp., a business development company that invests primarily in the debt and/or equity of technology-related companies. The Company has revised the disclosure on pages 1 and 25 of the prospectus to reflect the basis for this statement.

Mr. John Reynolds

April 28, 2005

5.	We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning 20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

The Company has revised the disclosure on pages 5 and 32 of the prospectus to reflect the two-step process and fact that the Company will not proceed with a business combination in the event that stockholders holding 20% of its outstanding shares vote against the business combination and subsequently exercise their respective conversion rights.

6.	We note that purchasers of your units will receive one share of common stock and two warrants, allowing them to purchase shares (following a business combination) at the price of $5.00 per share. We also note that in order to convert and receive a portion of the funds held in trust, only the shares are required to be returned. Please revise to clarify if the warrants remain outstanding following an election to receive funds in the trust.

The Company has revised the disclosure on pages 5 and 32 of the prospectus to clarify that all outstanding warrants will expire upon liquidation of the Company. In addition, the Company respectfully refers the Staff to the disclosure set forth on page 32 of the prospectus, which clarifies that “public stockholders who convert their stock into their share of the trust account still have the right to exercise the warrants they receive as part of the units.”

Risk factors, page 8

7.	We note your statement that additional risks “that [you] deem immaterial may also harm use or affect your investment.” All material risks should be described. If risks are not deemed material, the company should not reference them. Please revise the disclosure accordingly. Revise your first paragraph to clarify that you discuss all material risks in this section.

The Company has revised the disclosure on page 8 of the prospectus to clarify that the Company believes it has included all material risks in the “Risk Factors” section of the prospectus.

8.	In risk factor 5, we note your disclosure that you “will seek to have all” third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the factors you would consider when deciding to engage a third party that refuses to execute any of the noted agreements.

Mr. John Reynolds

April 28, 2005

The Company has revised the disclosure on page 26 of the prospectus to clarify that the Company will only enter into agreements with third parties that refuse to waive any right, title, interest or claim to the offering proceeds only if the management of the Company first determines that it would be unable to obtain on a reasonable basis substantially similar services or opportunities from another third party willing to execute such a waiver.

9.	The subheading to risk factor 9 appears broad and generic. The success of any business is dependent upon the efforts of its key personnel. Please revise the subheading to indicate the risk specific to your company.

The Company has revised the disclosure on page 10 of the prospectus to clarify that any key personnel who join the Company after a business combination may be unfamiliar with the requirements of operating a public company.

10.	Please explain the disclosure in the ninth risk factor that you expect most of your management to remain associated with the company following the business combination. Please provide detailed disclosure in the business section regarding this matter. State whether this will be a term of the business combination agreement. We may have further comment.

The Company has revised the disclosure on page 10 of the prospectus to clarify that the members of the Company’s current management team are not obligated to remain with the Company subsequent to a business combination, and that the resignation or retention of the Company’s current management team may not be included as a term or condition in any agreement with respect to a business combination. The Company has also revised the disclosure on page 26 of the prospectus to include conforming disclosure.

11.	In risk factor 20, we note your statement that existing stockholders are entitled to demand registration of their shares in “certain circumstances.” Please revise to cross reference to the page that discusses the “certain circumstances.”

The Company has revised the disclosure on page 15 of the prospectus to provide a cross-reference to the disclosure regarding the initial stockholders’ registration rights on page 41 of the prospectus.

12.	In risk factor 21, we note the disclosure that your shares may be purchased in “a limited number of other jurisdictions.” Please revise to identify those other jurisdictions.

The Company has revised the disclosure on page 15 of the prospectus to include greater detail regarding the “limited number of other jurisdictions” in which the Company’s shares may be purchased.

13.	We note your risk factor discussing the effect that Sarbanes-Oxley has on your reporting requirements. This is a risk that appears to affect all public companies. Please revise to discuss how this risk is specific to your company or remove.

Mr. John Reynolds

April 28, 2005

The Company has revised the disclosure on page 15 of the prospectus to remove the above-referenced risk factor.

14.	We note your disclosure in risk factor 25 (and other sections) that management may recoup “out-of-pocket expenses” from the proceeds not placed in trust. We also note that there is no limit set on such expenses. To the extent that such costs exceed the available proceeds not deposited in the trust, please revise to discuss how you will satisfy any excess out-of-pocket expenses.

The Company has revised the disclosure on page 16 of the prospectus to clarify that to the extent any out-of-pocket expenses exceed the available proceeds not deposited in the trust, such out-of-pocket expenses would not be reimbursed by the Company unless it consummates a business combination.

15.	In risk factor 26, we note your statement that your promoters’ initial investment was less than the required “minimum.” Please revise to quantify the minimum required amount.

The Company has revised the disclosure on page 17 of the prospectus to note the applicable minimum percentage of the aggregate public offering price established by the North American Securities Administrators Association, Inc. in its Statement of Policy on development stage companies.

16.	In risk factor 27, we note your list of risks disclosed in the narrative. If the listed risks are material, please revise to discuss each as a separate risk factor. Each risk factor should focus on one material risk.

The Company has revised the disclosure on page 17 of the prospectus to clarify that the factors listed in the above-referenced risk factor tend to make investments in technology-related companies more risky that investments in companies operating in other industries.

17.	We note your disclosure in risk factor 28 that you are subject to the cyclical nature of the technology industry. It appears that every company in your industry is subject to the noted risk. Please advise as to how this is not a generic risk factor.

The Company believes that the above-referenced risk factor addresses a material risk that is specific to technology-related companies, as opposed to companies operating in other industries. The Company therefore does not believe that this represents a generic risk factor based upon the Staff’s interpretive guidance set forth in Staff Legal Bulletin No. 7 regarding the “Plain English” requirements incorporated in Rule 421(d) of the Securities Act of 1933, as amended (the “1933 Act”).

Mr. John Reynolds

April 28, 2005

18.	Many of your risk factor subheadings merely state facts or circumstances and not the results that would occur should the facts or circumstances materialize. For example, your subheading to risk factor 25 states that your directors may not be considered “independent.” The result that would materialize if all your directors are not independent was not stated in the subheading. Please revise accordingly.

The Company has revised the disclosure on page 16 of the prospectus to clearly note the risk associated with the potential lack of independence of the Company’s directors.

19.	Please revise to include a risk factor to address the possibility that management may target a company that may be affiliated with one or more of the initial stockholders.

The Company has revised the disclosure on page 12 of the prospectus to include a risk factor addressing the fact that the Company may engage in a business combination involving one or more technology-related companies in which Technology Investment Capital Corp. has previously invested. The Company also respectfully refers the staff to the discussion of this issue on page 40 of the prospectus.

Use of Proceeds page 19

20.	We note that you have allocated $100,000 towards due diligence of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and who will perform it.

The Company has revised the disclosure on page 20 of the prospectus to discuss the amount reserved for due diligence of prospective target companies. In addition, the Company has revised the disclosure on page 20 to indicate that that the due diligence of prospective target businesses will be performed by some or all of the Company’s officers and directors, and may include engaging market research and valuation firms, as well as other third party consultants.

21.	We note that the proceeds held in trust may be used to compensate any finders that aid in your search of a target business. Please clarify if the finders’ fee expenses will be disclosed in the proxy that will be sent to public shareholders before a business combination takes place.

The Company respectfully refers the Staff to the disclosure on page 19 of the prospectus, which states that the proceeds held in trust may be used “as consideration to pay the sellers of a target business.” In addition, the Company respectfully refers the staff to the disclosure set forth on page 20 of the prospectus, which states that “[n]o compensation of any kind (including finders and consulting fees) will be paid to any of our initial stockholders, or any of our affiliates, for services rendered to us prior to or in connection with the consummation of a business combination.” The Company does not currently anticipate paying a finders’ fee to any third party in connection with the acquisition of a target business. In the event such a finders’ fee were to be paid to such a third party, the Company confirms that it would include disclosure

Mr. John Reynolds

April 28, 2005

regarding any such fee in its proxy materials forwarded to stockholders in connection with a business combination.

Dilution, page 22

22.	Please help us understand how you determined pro forma net tangible book value after the offering to be $4.24. We would expect the pro forma amount (after the offering) to be $4.25 [$151,000 (cash prior to the offering) + $89,061,000 (net proceeds) - $1,000 (liabilities prior to the offering) / 21,002,000 shares]. In this connection, consider using a tabular presentation showing the components of the denominator and numerator for the pro forma net tangible book value per share calculation. Please advise and revise.

The Company believes that its current dilution table accurately reflects the Company’s net tangible book value subsequent to the offering. Specifically, the Company did not include approximately $176,000 of deferred offering costs as a current asset when calculating its net tangible book value prior to the offering, which resulted in a corresponding deficiency of approximately $176,000. As a result of this deficiency, the Company’s net tangible book value subsequent to the offering will equate to approximately $4.24 per share, rather than the $4.25 per share amount referenced by the Staff.

Proposed Business, page 25

23.	We note your disclosure that there are “fewer capital raising alternatives” for private companies and that such companies’ ability to raise capital has been reduced. Please provide the basis for this statement or remove.

The Company has revised the disclosure on page 25 of the prospectus to clarify that the above-referenced statement is based upon the experience of the Company’s management team in the financial and investment communities.

24.	We note your disclosure regarding your competitive advantages. The disclosure in this subsection appears contradictory from the disclosure in risk factor 15 and on page 31. Please revise to reconcile or advise.

The Company has revised the disclosure on page 26 of the prospectus to clarify that, while the Company believes it has certain competitive advantages, it remains subject to significant competition with respect to identifying and executing a business combination.

25.	We note that you employ a special advisor to aid in your search of a target business. Please revise to discuss how the special advisors will be compensated and the activities to be undertaken by the special advisors.

Mr. John Reynolds

April 28, 2005

The Company respectfully refers the Staff to the disclosure set forth on page 39 of the prospectus under the section entitled “Management.” Specifically, the Company does not currently intend to compensate its special advisers, other than to reimburse such individuals for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf.

26.	Please include if true, that none of the company’s officers, directors or promoters, and no other affiliate of the company, have had any preliminary contact or discussion with any representative of any other company regarding the possibility of an acquisition or merger between the company and such other company.

The Company has revised the disclosure on pages 8, 23, 26 and 29 of the prospectus to clarify that neither the Company, nor any of its affiliates, have had any preliminary contacts or discussions with potential target businesses regarding a business combination.

27.	Please revise the disclosure at the bottom of page 27, “we have not identified any target business” to clarify that the business combination must be with a company in the technology sector.

The Company has revised the disclosure on page 29 of the prospectus to clarify that the Company’s initial business combination must be with one or more operating businesses in the technology-related sector.

28.	We note the disclosure on page 28 that unaffiliated sources will inform you of potential target businesses and that such information will be either “solicited or unsolicited.” Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities providing proposals will receive a fee and how that fee would be determined.

The Company has revised the disclosure on page 29 of the prospectus to further clarify that the Company intends to solicit, through the members of its management team, certain unaffiliated members of the financial community with respect to potential acquisition candidates. The Company has also revised the disclosure on page 29 to clarify that the Company may receive unsolicited proposals from such members of the financial community as a result of the contacts maintained by the Company’s management team within the financial community.

29.	In conjunction with the preceding comments and given the vague disclosure regarding the amount of time management will devote, please revise to discuss in detail how management intends to carry out its duty of seeking a target business.

The Company has revised the disclosure on page 29 of the prospectus to further clarify that the Company intends to solicit, through the members of its management team, certain unaffiliated members of the financial community with respect to potential acquisition candidates. The Company has also revised the disclosure on page 29 of the prospectus to clarify that the

Mr. John Reynolds

April 28, 2005

members of the Company’s management team will diligently review all of the proposals that the Company receives with respect to potential acquisition candidates.

Management, page 37

30.	Please disclose the period during which each person has served as a director, as required by Item 401(a)(3) of Regulation S-B.

The Company has revised the disclosure on page 38 of the prospectus to clarify that each of the directors has served since the Company’s inception in March 2005.

31.	We note your disclosure of the entities that Jonathan Cohen has been associated with. Please revise to provide the time frame that Mr. Cohen has been associated with each entity. We note that Mr. Cohen has been a principal in JHC Capital Management, LLC and Privet Financial Securities, LLC. Please revise to clarify if he held any management role with the noted entities.

The Company has revised the disclosure on page 37 of the prospectus to indicate the time periods during which Mr. Cohen held his various positions, as well as Mr. Cohen’s specific titles at both JHC Capital Management, LLC and Privet Financial Securities, LLC.

32.	Please revise to discuss the time frame that Saul Rosenthal was associated with Privet Financial Securities, LLC and Sherman and Sterling LLP. We note that Mr. Rosenthal led the “private financing/public company effort at SoundView Technology Group.” Please revise to clarify his role with SoundView Technology Group and the company’s line of business.

The Company has revised the disclosure on page 37 of the prospectus to indicate the time periods during which Mr. Rosenthal held his various positions, as well as Mr. Rosenthal’s specific title at SoundView Technology Group. The Company has also revised the disclosure on page 37 of the prospectus to clarify the business focus of SoundView Technology Group.

33.	Please revise to discuss Dana Serman’s activities from 2001 to 2003.

The Company has revised the disclosure on page 37 of the prospectus to indicate Mr. Serman’s activities from 2001 to 2003.

34.	Please revise your Item 401 disclosure of Steven Novak to reconcile with the information provided on page 26.

The Company has revised the disclosure on page 37 of the prospectus to conform to the disclosure regarding Mr. Novak’s business experience contained on page 27 of the prospectus.

Mr. John Reynolds

April 28, 2005

35.	We note the various entities that Walter Buckley has been associated with. Please revise to disclose the time frame he as been associated with each entity and the business of each entity.

The Company has revised the disclosure on page 39 of the prospectus to indicate the time periods of each position Mr. Buckley during the previous five years, as well as the business conducted by the entities where he was employed during that time period. In addition, the Company respectfully notes that Mr. Buckley is not currently serving as an officer or director of the Company, and will receive no compensation for his services other than reimbursement of any out-of-pocket expenses he may incur on behalf of the Company.

36.	Please revise to clarify if it is possible for management to receive any monetary compensation, directly or indirectly, from a potential target business prior to or after the consummation of a business combination.

The Company has revised the disclosure on page 39 of the prospectus to clarify that, since the role of present management after a business combination is uncertain, the Company has no ability to determine what remuneration, if any, will be paid to those persons after a business combination.

Certain Relationships and Related Transactions, page 40

37.	We note that you will seek an opinion from an “independent investment banking firm” examining the fairness of any potential business combination. Please revise to clarify if the opinion will be included in your proxy solicitation and whether the independent firm will be a consenting expert.

The Company has revised the disclosure on page 30 of the prospectus, under the section entitled “Proposed Business–Effecting a business combination–Fair market value of target businesses,” to clarify that the Company expects that any opinion it obtains from an independent investment banking firm will be included in its proxy soliciting materials furnished to its stockholders in connection with a business combination, and that such independent investment banking firm will be a consenting expert.

38.	We note that neither Messrs. Serman nor Novak own any shares in your company. Please revise to clarify if they are receiving any form of compensation for their current and potential contributions to the company.

The Company respectfully refers the Staff to the disclosure set forth on page 38 of the prospectus under the section entitled “Management–Executive Officer and Director Compensation.” Specifically, no officer or director of the Company will receive any compensation for services rendered prior to or in connection with a business combination, other than the reimbursement of out-of-pocket expenses incurred on the Company’s behalf.

Mr. John Reynolds

April 28, 2005

Principal Stockholders page 43

39.	We note your disclosure regarding the initial stockholders’ agreement with Wedbush to make open market purchases of the warrants once separate trading begins. Please revise to identify the “one or more of our initial stockholders.” Because you have already “agreed” with Wedbush, please disclose the range of prices at which you will make these purchases.

The Company has revised the disclosure on page 43 of the prospectus to clarify that Charles Royce will enter into an agreement to make open market purchases of warrants up to an aggregate amount of $2 million, at market prices not to exceed $0.70 per warrant.

40.	This arrangement appears to be an additional mechanism for initial shareholders to retain an even larger portion of the ownership, than is disclosed in the risk factors section, following a business combination. Please revise to discuss this risk in the risk factors section.

The Company has revised the disclosure on page 14 of the prospectus to clarify that Charles Royce has entered into an agreement to make open market purchases of warrants up to an aggregate amount of $2 million, and that any exercise of such units by Mr. Royce would substantially increase his relative percentage ownership in the Company.

41.	We note your disclosure on page 42 that Messrs. Cohen and Rosenthal “may” be deemed to be promoters. This appears inconsistent with your disclosure in risk factor 26.

The Company does not currently believe that Messrs. Cohen or Rosenthal should be deemed to be “promoters” of the Company. Nevertheless, were a state administrator to determine otherwise, it could opt to disallow the Company’s proposed offering. The Company therefore does not believe that the disclosure contained on page 44 of the prospectus is inconsistent with the material risk disclosed in the above-referenced risk factor. For the avoidance of doubt, however, the Company has clarified the above-referenced risk factor as well.

Underwriting, page 50

42.	We note your disclosure that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a “specific maximum.” Please revise to quantify that maximum.

The Company has revised the disclosure on page 52 of the prospectus to discuss in greater detail the maximum bid price applicable to any potential stabilizing transactions pursuant to Regulation M.

Mr. John Reynolds

April 28, 2005

Financial Statements

Notes to Financial Statements

General

43.	Please disclose in a note to the financial statements the following commitments and contingencies which are disclosed in other areas of your registration statement:

•	The commitment to pay fees of 6% of the gross offering proceeds and 1% of the gross offering proceeds without the over-allotment option to Wedbush Morgan Securities Inc. at the closing of the offering as disclosed on page 18.

•	The commitment by one or more of your initial stockholders to collectively purchase warrants after the offering is complete and within sixty days, as disclosed on page.

•	The warrant solicitation fee that may become payable to Wedbush Morgan Securities Inc., as disclosed on pages 49 and 50.

The Company has revised the disclosure on page F-9 of the prospectus to include an additional note to the Company’s financial statements reflecting the above-referenced commitments and contingencies.

Note C — Proposed Offering, F-8

44.	Please expand your disclosure to include a discussion of the purchase option granted to Wedbush Morgan Securities Inc., the representative of the underwriters. In this discussion include a description of the purchase option and the consideration received as disclosed on page 45.

The Company has revised the disclosure on page F-8 of the prospectus to discuss in greater detail the purchase option granted to Wedbush Morgan Securities Inc.

Other

45.	Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.

The Company hereby confirms that it has filed a currently dated consent with the current amendment, and will file an updated consent from the Company’s independent registered public accounting firm with each subsequent amendment, to the Company’s registration statement.

Part II

Exhibits

46.	Please file the form of the underwriting agreement and the warrant purchase agreement among Wedbush and your initial shareholders with the next amendment.

Mr. John Reynolds

April 28, 2005

The Company has filed a form of underwriting agreement, as well as Charles Royce’s warrant purchase agreement, as exhibits to the current amendment to the Company’s registration statement.

*    *    *

If you have any questions or additional comments concerning the foregoing, please contact Cynthia M. Krus at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus Cynthia M. Krus